Mail Stop 3561

March 7, 2007

Mr. Anders C. Moberg
President and Chief Executive Officer
Royal Ahold
Piet Heinkade 167 – 173
1019 GM Amsterdam, The Netherlands

       Re: Royal Ahold
              Form 20-F for the Fiscal Year Ended January 1, 2006
              Filed April 13, 2006
              File No. 1-2510

Dear Mr. Moberg:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                  Sincerely,

                  William Choi
                  Accounting Branch Chief